Give your money potential to climb while providing some protection from falls Not a bank or credit union deposit, obligation or guarantee May lose value Not FDIC or NCUA/NCUSIF insured Not insured by any federal government agency 1/19 ILA-1001

Swift Notes A quick product overview What is Symetra Trek is an individual single-premium Symetra Trek? deferred annuity with index-linked interest options providing growth potential and some Let's break downside protection. it down. Let’s look at what that means. 02

Annuity The idea behind an annuity is pretty simple. You put money in. It accumulates interest. It pays you back later. "Paying you back" can happen in several ways, including payments over a lifetime. Your money can And pays you grow over time back later Single-premium You purchase the annuity with a single payment. You make a single payment Index-linked The growth potential of your annuity’s value is based on the performance of one or more market indexes, but your growth may be limited by a "cap." Market index Downside Symetra Trek provides limited protection from market losses protection through two indexed account protection options: 1. Buffer This option protects against the first 10% of losses that occur in any year. Losses in excess of 10% are assumed by you, the owner. 2. Floor This option limits the losses that you could experience to 10% in any year. Losses in excess of 10% are assumed by Symetra Life Insurance Company. 03

Symetra Trek can help I want growth potential for my money. provide balance between risk and reward. • The interest you earn is based on the performance of one or more market indexes you choose. • If the index performance is positive, you’ll receive interest at the end of each annual interest term based on the return of that index, up to a predetermined cap. • You can also choose an account that credits a fixed rate of interest throughout the year. Like a trek, saving for • Any interest you earn can grow through compounding. retirement can be an uncertain • Any growth is tax-deferred (it’s not taxed until you take it journey. Symetra Trek can help out). remove some of the uncertainty. It can help you tackle several retirement needs: I want some downside protection. • With potential upside, there is also potential downside– which means you can lose money. You can choose how much downside risk you are willing to take on. • Symetra Trek provides account options with two different types of limited downside protection–a "buffer" and a "floor." • For protection against smaller losses, the buffer may make sense. For protection against severe losses, the floor may be more appealing. 04

Swift Notes A quick product overview I want access to my money when I need it. • You can take withdrawals at any time (but they may be subject to applicable taxes). Growth ü • During the first six years, you can withdraw the greater potential of 15% of your contract value or the total interest earned in your contract without any charges. Withdrawals exceeding these amounts in any 12-month period will be subject to penalties called "surrender charges." • All withdrawals are free of surrender charges after six years. • You can surrender (cancel) your contract at any time and receive the current value-minus any applicable Downside ü surrender charges. The current value may be higher or lower than the initial contract value, depending on the protection performance of the indexed accounts you chose. I don't want any surprises. Access to ü • There are no annual fees. your money • During each annual interest term, the value in your indexed account(s) can increase or decrease each day. The protection of the buffer or floor only applies at the end of the interest term. • With the "Return Lock" feature, you can choose to lock in the value of your indexed account during the interest Built for the long-term term. For details on the Return Lock feature, see page 12. Symetra Trek is designed to be a • Federal income taxes may apply to withdrawals, long-term product. It’s intended for including an additional federal tax of 10% if you take people who want the growth potential money out and you’re younger than 59½. You may of equities (up to a cap) with some want to consult an attorney or tax advisor before taking any withdrawals. protection against losses, and who won’t need access to all of their money for at least six years. 05

SYMETRA TREK ANNUITY 06 Where do you want your retirement to take you? Start your journey with Symetra Trek

SYMETRA TREK ANNUITY 07 To learn how, it helps to start with some basic questions: 1 2 HOW CAN I PURSUE HOW CAN TREK RETURNS WHILE Every journey needs a plan HELP MY HAVING SOME RETIREMENT DOWNSIDE MONEY GROW? Saving for retirement can be an PROTECTION? uncertain journey. Removing some uncertainty can help you stay on the right path. Symetra Trek can help. 3 4 I DON'T WANT ANY HOW CAN I ACCESS SURPRISES. WHAT MY MONEY IF I ELSE SHOULD I NEED IT? KNOW?

SYMETRA TREK ANNUITY 08 How can Trek help my money grow? Symetra Trek gives your money opportunities to grow through accounts linked to market indexes, plus an optional fixed account. Your money is held for a certain number of years, and any growth is tax-deferred until you take it out. Symetra Trek helps you capture some of the market's upside Account options: potential, with some downside protection. Fixed account The fixed account earns interest at a fixed rate that is declared at the beginning of each annual interest term. Indexed accounts Indexed accounts earn interest based on the performance of a market index, such as the S&P 500® Index. An index is a financial tool that tracks the value of a specific collection of securities. In other words, it is a measurement of investment value–not an investment itself.

SYMETRA TREK ANNUITY 09 Your index choices Because indexes may perform differently under similar market conditions, Trek offers five index options. S&P 500® Index (SPX) MSCI Emerging Markets Index (MXEF) Widely regarded as the best gauge of the U.S. stock The MSCI Emerging Markets Index includes large- and market, this world-renowned index tracks the performance mid-cap equities representing 24 emerging market of 500 large companies in leading industries of the U.S. countries. With more than 800 constituents, the index economy. covers approximately 85% of the market capitalization of each country. Russell 2000® Index (RTY) The Russell 2000® Index measures the performance of the PIMCO Equity Fusion Index (PIMEFI) small-cap segment of the U.S. equity universe. It is a The PIMCO Equity Fusion Index is designed for those subset of the Russell 3000® Index and includes who prefer to be professionally allocated among the approximately 2,000 of the smallest securities based on a below four asset categories using exchange-traded funds combination of market cap and current index membership. (ETFs): • U.S. large-cap–SPDR S&P 500 ETF Trust (SPY) NASDAQ 100® Index (NDX): • U.S. small-cap–iShares Russell 2000 ETF (IWM) The Nasdaq-100 Index includes 100 of the largest • Technology-focused–Invesco QQQ Trust Series 1 domestic and international non-financial companies listed ETF on the Nasdaq Stock Market based on market • Emerging markets–iShares MSCI Emerging Markets capitalization. The index reflects companies across major ETF (EEM) industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and The index adjusts its allocation to these ETFs quarterly biotechnology. according to predefined rules that attempt to capitalize on changes in the relative value of the ETFs over time. When you allocate money to an indexed account, you are not investing in the associated index or in any securities included in that index. The measurement of index growth does not include dividends paid on the stocks represented in the index. This is not an offer/solicitation for the securities shown.

SYMETRA TREK ANNUITY | 10

I want to pursue growth opportunities, but I want some downside protection

Symetra Trek gives your money opportunities to grow based on the market's upside potential, but it also manages some (but not all) of the risk of losses due to market fluctuations. It does this by offering two downside protection options: a **buffer** and a **floor**.

BUFFER


Cap
UPSIDE POTENTIAL
0%
BUFFER
SYMETRA PROTECTS
-10%
YOU ASSUME DOWNSIDE RISK

Designed for people who want limited protection from modest down markets at the end of each interest term in exchange for upside potential up to a cap. The cap is set at the beginning of each interest term. The buffer only provides protection against the first 10% of losses.

- We measure the change in the index value from the beginning of the interest term to the end of the interest term.
- If the index has grown in value at the end of the interest term, your indexed account will be credited interest based on that growth (up to the stated cap).
- If the index has declined at the end of the interest term, we will protect against the first 10% of loss.
  - This means if the index has fallen less than or equal to 10%, we will fully protect against that decline and your indexed account value will not change.
  - However, if the index has fallen more than 10%, your indexed account value will decline by a percentage equal to the amount that exceeded 10%.
  - If the index value falls for multiple years, the cumulative indexed account value may decline by more than the buffer percentage.

	Index return	Cap	Buffer	Interest credited
Index growth greater than cap	25%	8%	10%	8%
Index growth less than cap	5%	8%	10%	5%
Index decline within the buffer	-5%	8%	10%	0%
Index decline beyond the buffer	-25%	8%	10%	-15%

This table illustrates how an indexed account with a buffer would be credited interest in hypothetical situations when index performance over a 1-year interest term was greater than the cap, less than the cap (but positive), or negative–both within the buffer and beyond the buffer.

SYMETRA TREK ANNUITY 11 FLOOR Designed for people who are comfortable with a known percentage of downside risk-and want an absolute limit on losses at the end of each Cap interest term–in exchange for upside potential up to a cap. • We measure the change in the index from the beginning of the interest term to the end of the interest term. • If the index has grown at the end of the interest term, your indexed UPSIDE account will be credited interest based on that growth (up to the stated POTENTIAL cap). • If the index has declined at the end of the interest term, we will protect against the portion of the loss that exceeds 10%. ◦ This means if the index has fallen by 10% or less, your indexed account value will decline by that percentage. 0% ◦ If the index has fallen by more than 10%, your indexed account value will decline by 10%, but you are protected against further declines. YOU ASSUME DOWNSIDE ◦ If the index value falls for multiple years, the cumulative indexed account RISK value may decline by more than the floor percentage. Index Cap Floor Interest return credited -10% Index growth greater than cap 25% 8% -10% 8% SYMETRA Index growth less than cap 5% 8% -10% 5% PROTECTS Index decline less than 10% floor -5% 8% -10% -5% FLOOR Index decline more than 10% floor -25% 8% -10% -10% This table illustrates how an indexed account with a floor would be credited interest in hypothetical situations when index performance over a 1-year interest term was greater than the cap, less than the cap (but positive), or negative–both prior to reaching the floor and beyond the floor. Continued

SYMETRA TREK ANNUITY 12 BUFFER FLOOR More about the buffer and floor During the interest term Return Lock feature Between the beginning and the end of the With the Return Lock feature, you can lock in the interest term, your indexed account value can value of your indexed account any day during the change each day. interest term (effective the next business day). • This change is based on the approximate Once the indexed account value is locked in, this value of the investments we purchase to value will not change for the remainder of the provide your potential returns. interest term (unless you take a withdrawal). At the end of the interest term, no interest will be credited • This is the value you will receive if you (and no losses will be applied). When the new withdraw money from your indexed account interest term begins, the indexed account value during the interest term, subject to any will once again be subject to daily fluctuation. applicable charges and taxes. This feature might be used to remove the risk that • Protection by the buffer and floor is only index declines could have on your indexed applied at the end of each interest term. If you account value during the rest of the interest term withdraw money from your indexed account (for example, in a down market). You can use this during the interest term, you will not receive feature once during each interest term for each the protection of the buffer or the floor as you indexed account in which you have allocated would at the end of the interest term. money. Return of purchase payment on death If you die before starting to receive income payments, your beneficiaries will receive the greater of: • The purchase payment, reduced proportionally for any withdrawals; or • The contract value (which does not reflect any surrender charges). Protection by the This benefit is provided free of charge to help buffer or floor is only ensure that your beneficiaries will never receive less than what you put into Symetra Trek (less applied at the end of prior withdrawals). each interest term.

SYMETRA TREK ANNUITY 13 Allocating your purchase payment You decide the percentage to allocate to each account, adding up to 100%. Choose just one, two or all 11, with a minimum of $2,000 in each account selected. Indexed account options 10% Buffer -10% Floor S&P 500 Index S&P 500 Index % % Russell 2000 Russell 2000 Index Index % % NASDAQ 100 NASDAQ 100 Fixed Account Index Index % + % + % = 100% MSCI Merging MSCI Merging Markets Index Markets Index % % PIMCO Equity PIMCO Equity Fusion Index Fusion Index % % Allocation date Your purchase payment is allocated to your chosen accounts on the 7th or 21st calendar day of the month, whichever immediately follows the contract date. Allocations scheduled on non-business days will be allocated on the next business day. Until allocated, the purchase payment will be held in an account earning a fixed rate of interest.

SYMETRA TREK ANNUITY 14 How can I access my money if I need it? While Trek is designed for the long term, we realize that circumstances change and you may still need access to your money. Free annual withdrawals Annuitization For the first six years of your contract, you can You can "annuitize" your contract anytime after the withdraw an amount each interest term without first contract year and before your 96th birthday. This surrender charges. This amount is the greater of: means you can convert your annuity’s accumulated • 15% of your contract value at the beginning of the value into regular payments that can last for your current interest term; or lifetime. Payments can be made monthly, quarterly, semi-annually or annually. • The accumulated interest (less prior withdrawals) in your contract value as of the beginning of the current interest term. Nursing Home and Hospitalization If you withdraw more than this amount in any of the Waiver first six years, surrender charges will apply on the We’ll waive surrender charges if you’re confined to a excess amounts. nursing home or hospital for at least 30 consecutive Any amounts withdrawn from an indexed account days and for up to 90 days after your release. before the end of the interest term will not receive Additional requirements are explained in the annuity indexed interest at the end of the interest term. contract. This waiver is not available in all states. Terminal Illness Waiver We’ll waive surrender charges if you are diagnosed with a terminal illness and were not diagnosed when your contract was issued. Additional requirements are explained in the annuity contract. For the first six years This waiver is not available in all states. of your contract, you can withdraw an amount each interest A word about taxes term without surrender Withdrawals from your annuity are taxed differently than payments you might receive from products charges. such as single-premium immediate annuities. You may want to consult a tax advisor prior to purchasing Trek.

SYMETRA TREK ANNUITY | 15

What else do I need to know?

Surrender charge period

The first six years of your contract are called the "surrender charge period." During this time, if you withdraw more than the free withdrawal amount, you will pay a surrender charge on the excess amount, unless a waiver applies.

The surrender charge decreases during your contract term as follows:

Contract year	1	2	3	4	5	6	7+
Charge*	9%	8%	7%	6%	5%	4%	0%

* As a percentage of the amount withdrawn in excess of the free withdrawal amount.

Contract basics

Minimum purchase payment	$25,000
Purchase age	0-80
Product types	Nonqualified, Roth IRA, IRA (including Custodial IRA). Any 403(b) or SIMPLE rollovers must be converted to an IRA prior to issue.
Interest term length	1 year
Annuitization age	1-95. Annuity payments must begin prior to the annuitant's 96th birthday.
Fees	No annual fees.

SYMETRA TREK ANNUITY 16 Why consider Symetra Trek? Growth potential Your money has opportunities to grow based on the performance of up to five market indexes, up to a cap. In exchange Downside protection for growth potential, the contract has downside risks. Symetra Trek provides limited protection from market losses each year through two downside protection options. No surprises There are no annual fees. Access to your money For each of the first six years, you can make free annual withdrawals of up to 15% of your contract value or the interest earned, whichever is greater.

SYMETRA TREK ANNUITY 17 Why Symetra? We love what we do. Symetra provides annuities, life insurance and employee benefits that help people live with financial security and confidence, and we’ve done it for more than 60 years. Like our icon–the swift–we’re quick, hardworking and nimble in serving our customers. We can help your financial future take flight. Three guiding principles form the foundation for how we make decisions: Value, Transparency and Sustainability–or VTS. Simply put, VTS defines how we do business inside and out. What does it mean? • Value: Products and solutions people need at a competitive price– backed by dedication to excellent customer service. • Transparency: We communicate clearly and openly so people can understand what they are buying. • Sustainability: Our products stand the test of time. We’re financially disciplined so we’ll be here when customers need us. To learn more about Symetra, visit www.symetra.com.

SYMETRA TREK ANNUITY | 18

Important information

Securities are offered through Symetra Securities, Inc. (SSI).

Symetra Trek is an individual single-premium deferred annuity contract with index-linked interest options issued by Symetra Life Insurance Company (SLIC). Contract form number is RSC-0536 4/18 in most states. Products, features, terms and conditions may vary by state and may not available in all U.S. states or any U.S. territory. SSI and SLIC are affiliates and are both located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004-5135. Each company is responsible for its own financial obligations.

Annuity contracts have terms and limitations for keeping them in force. Contact your registered representative for complete details.

Guarantees and benefits are subject to the claims-paying ability of Symetra Life Insurance Company.

Symetra Trek has indexed accounts and a fixed account. Interest credited to the indexed accounts is affected by the value of outside indexes. Values based on the performance of any index are not guaranteed, and the contract value may decrease. The contract does not directly participate in any outside investment.

Indexed interest is calculated and credited (if applicable) at the end of an annual interest term. Indexed interest may be positive, negative, or zero. Amounts withdrawn from the indexed account before the end of an annual interest term will not receive indexed interest for that term.

Protection by the buffer and floor is only applied at the end of each interest term. Withdrawals made from the indexed account during the interest term will not receive the protection of the buffer or the floor as they would at the end of the interest term. If the index value falls for multiple years, the cumulative indexed account value may decline by more than the buffer or floor percentage.

If the Return Lock feature is exercised, no indexed interest will be credited to the indexed account at the end of the interest term.

If the contract is being funded with multiple purchase payments (e.g., 1035 exchanges) funds will be held and the contract will not be issued until all purchase payments have been received. Interest is not credited between the dates the purchase payments are received and the date the contract is issued.

The performance of an index does not reflect the payment or reinvestment of dividends.

It is not possible to invest in an index.

Symetra reserves the right to add, remove or replace indexes or crediting methods subject to applicable regulatory approval.

The fixed account interest rate and indexed interest caps are reset at the beginning of each interest term. Subsequent rates and caps may be higher or lower than the initial rate and caps, but they will never be less than the guaranteed minimums stated in the contract.

SYMETRA LIFE INSURANCE COMPANY ("Symetra") has filed a registration statement (including a prospectus) with the SEC for Symetra Trek. For more complete information about Symetra and Symetra Trek, you should read the prospectus and other documents Symetra has filed with the SEC before purchasing. These documents are available for free by visiting EDGAR at www.sec.gov. Alternatively, Symetra or your registered representative will provide the prospectus by request. Contact Symetra toll-free at 1-800-796-3872 ext. 22136.

Symetra Trek is a long-term investment designed for retirement purposes. There is a risk of substantial loss of principal. Please refer to the prospectus for more details.

Tax-qualified contracts such as IRAs, 401(k)s, etc., are tax-deferred regardless of whether or not they are funded with an annuity. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax-deferred treatment of earnings beyond the tax-qualified plan or program itself. However, annuities do provide other features and benefits such as death benefits and income payment options.

This is not a complete description of Symetra Trek. For a complete description, please ask your registered representative for a copy of the prospectus.

Tax-qualified contracts such as IRAs, 401(k)s, etc., are tax-deferred regardless of whether or not they are funded with an annuity. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax-deferred treatment of earnings beyond the tax-qualified plan or program itself. However, annuities do provide other features and benefits such as death benefits and income payment options.

This material must be accompanied by a prospectus.

SYMETRA TREK ANNUITY 19

Index disclosures

The "S&P 500 Index" is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates ("SPDJI"), and has been licensed for use by Symetra Life Insurance Company ("Symetra"). Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC, a division of S&P Global ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Symetra. Symetra's products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index.

The Product has been developed solely by Symetra Life Insurance Company and is not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the "LSE Group"). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the "Russell 2000® Index" (the "Index") vest in the relevant LSE Group company which owns the Index. "Russell®", "FTSE Russell®", and "Russell 2000® Index" are trademarks of the relevant LSE Group company and are used by any other LSE Group company under license.

The Index is calculated by or on behalf of LSE Group or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Product. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Product or the suitability of the Index for the purpose to which it is being put by Symetra Life Insurance Company. The Product is not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the "LSE Group").

The LSE Group does not accept any liability whatsoever to any person arising out of the use of the Product or the underlying data.

Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the "Corporations") and are licensed for use by Symetra Life Insurance Company. The Product (s) have not been passed on by the Corporations as to their legality or suitability. The Product(s) are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S).

The Product referred to herein is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to any such Product or any index on which such Product is based. The Product contract contains a more detailed description of the limited relationship MSCI has with Symetra Life Insurance Company and any related Products.

The PIMCO Equity Fusion Index™ (the "Index") is an equity index that allocates to exchange-traded funds tracking four major equity markets: U.S. large-capitalization equities, U.S. small-capitalization equities, technology-focused equities, and emerging market equities. On a quarterly basis, the index adjusts its allocation to the Constituents according to a predefined set of rules based on contrarian signals. The Index is a trademark of Pacific Investment Management Company LLC ("PIMCO") and has been licensed for use by Symetra Life Insurance Company ("Symetra") in connection with the annuity. The Index is the exclusive property of PIMCO and is made and compiled without regard to the needs, including, but not limited to, the suitability needs, of Symetra, the annuity, or owners of the annuity. The annuity is not sold, sponsored, endorsed or promoted by PIMCO or any other party involved in, or related to, making or compiling the Index. PIMCO does not provide investment advice to Symetra Life Insurance Company with respect to the annuity or to owners of the annuity. Neither PIMCO nor any other party involved in, or related to, making or compiling the Index has any obligation to continue to provide the Index to Symetra with respect to the annuity.

Neither PIMCO nor any other party involved in, or related to, making or compiling the Index makes any representation regarding the Index, Index information, performance, annuities generally or the annuity particularly.

PIMCO disclaims all warranties, express or implied, including all warranties of merchantability or fitness for a particular purpose or use. PIMCO shall have no responsibility or liability whatsoever with respect to the annuity.

The Index is comprised of a number of constituents, some of which are owned by entities other than PIMCO. The Index relies on a variety of publically available data and information and licensable equity and fixed income sub-indices. All disclaimers referenced in the Agreement relative to PIMCO also apply separately to those entities that are owners of the constituents of the Index. Constituents of the Index include certain ETFs.

SPDR® S&P 500® ETF Trust (SPY ETF), IWM (iShares Russell 2000 ETF), QQQ (Invesco QQQ Trust Series 1) and EEM (iShares MSCI Emerging Markets ETF) are each a constituent of the PIMCO Equity Fusion Index™. S&P® and SPDR® are registered trademarks of Standard & Poor's Financial Services LLC (S&P), iShares® is a registered trademark of BlackRock Fund Advisors or BlackRock, Inc. and its subsidiaries, and "Russell" and Russell 2000® are registered trademarks of FTSE Russell, each an "ETF Trademark Owner" and collectively, the "ETF Trademark Owners". The PIMCO Equity Fusion Index is not sponsored, endorsed, sold, or promoted by any of the ETF Trademark Owners. The ETF Trademark Owners make no representations or warranties to the owners of products utilizing the PIMCO Equity Fusion Index or any member of the public regarding the advisability of purchasing a product utilizing the PIMCO Equity Fusion Index. None of the ETF Trademark Owners has any obligation or liability in connection with the operation, marketing, trading or sale of the PIMCO Equity Fusion Index.

Symetra Life Insurance Company 777 108th Avenue NE, Suite 1200 Bellevue, WA 98004-5135 www.symetra.com Symetra® is a registered service mark of Symetra Life Insurance Company. Symetra TrekSM is a service mark of Symetra Life Insurance Company.